

April 30, 2025

Mary Szela
Chief Executive Officer
TriSalus Life Sciences, Inc.
6272 W. 91st Ave.
Westminster, CO 80031

      Re: TriSalus Life Sciences, Inc.
          Registration Statement on Form S-3
          Filed April 25, 2025
          File No. 333-286779

Dear Mary Szela:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Sawicki at 202-551-7153 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services

cc: Matthew Browne, Esq.